JUL. 30, 2002

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

RE: FAR-BEN, S.A. DE C.V.
(THE "ISSUER"): FILE N° 82-3600

DEAR SIR OR MADAM::

ON BEHALF OF THE ISSUER, WE ENCLOSE FOR FILING THE ISSUER'S.

1.- CONSOLIDATED FINANCIAL STATEMENT FOR THE SECOND QUARTER OF 2002.

THE RELEASES ARE TO BE FILED WITH RESPECT TO THE ISSUER'S OBLIGATIONS PURSUANT TO RULE 12g3-2 (b). KINDLY ACKNOWLEDGE RECEIPT OF THIS LETTER BY STAMPING AND RETURNING THE ENCLOSED COPY IN THE SELF-ADDRESSED, STAMPED ENVELOPE PROVIDED FOR YOUR CONVENIENCE..

VERY TRULY YOURS,

r. P

dlw
7/31

RENE ROMO CHAVEZ
INFORMATION FINANCIAL MANAGER
TEL. (81-8) 150-77.00

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** Quarter: **2** Year: **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

02 JUL 31

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,288,263**	**100**	**2,666,232**	**100**
2	**CURRENT ASSETS**	**868,176**	**38**	**1,129,338**	**42**
3	CASH AND SHORT-TERM INVESTMENTS	22,134	1	25,375	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	161,946	7	267,907	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	52,976	2	47,790	2
6	INVENTORIES	606,649	27	738,645	28
7	OTHER CURRENT ASSETS	24,471	1	49,621	2
8	**LONG-TERM**	**10,305**	**0**	**7,067**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	10,305	0	7,067	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**960,309**	**42**	**1,136,941**	**43**
13	PROPERTY	458,906	20	460,464	17
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	1,354,531	59	1,494,480	56
16	ACCUMULATED DEPRECIATION	853,128	37	818,003	31
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**437,400**	**19**	**369,729**	**14**
19	**OTHER ASSETS**	**12,073**	**1**	**23,157**	**1**
20	**TOTAL LIABILITIES**	**1,536,032**	**100**	**1,684,983**	
21	**CURRENT LIABILITIES**	**1,483,736**	**97**	**1,613,336**	**96**
22	SUPPLIERS	599,168	39	640,518	38
23	BANK LOANS	89,278	6	142,194	8
24	STOCK MARKET LOANS	703,976	46	705,575	42
25	TAXES TO BE PAID	5,078	0	4,771	0
26	OTHER CURRENT LIABILITIES	86,236	6	120,278	7
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**7,871**	**0**
32	**OTHER LIABILITIES**	**52,296**	**3**	**63,776**	**4**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**752,231**		100 **981,249**	
34	**MINORITY INTEREST**	**42,676**	**6**	**48,049**	**5**
35	**MAJORITY INTEREST**	**709,555**	**94**	**933,200**	**95**
36	**CONTRIBUTED**	**1,128,043**	**150**	**1,128,053**	**115**
37	PAID-IN CAPITAL STOCK (NOMINAL)	119,318	16	119,318	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	472,430	63	472,436	48
39	PREMIUM ON SALES OF SHARES	536,295	71	536,299	55
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(418,488)**	**(56)**	**(194,853)**	**(20)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,102,234	147	1,224,287	125
43	REPURCHASE FUND OF SHARES	145,250	19	145,251	15
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,653,176)	(220)	(1,533,425)	(156)
45	NET INCOME FOR THE YEAR	(12,796)	(2)	(30,966)	(3)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**22,134**	**100**	**25,375**	**100**
46	CASH	15,732	71	4,727	19
47	SHORT-TERM INVESTMENTS	6,402	29	20,648	81
18	**DEFERRED ASSETS (NET)**	**437,400**	**100**	**369,729**	
48	AMORTIZED OR REDEEMED EXPENSES	333,464	76	363,139	98
49	GOODWILL	5,873	1	6,590	2
50	DEFERRED TAXES	98,063	22	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,483,736**	**100**	**1,613,336**	
52	FOREING CURRENCY LIABILITIES	281	0	2,106	0
53	MEXICAN PESOS LIABILITIES	1,483,455	100	1,611,230	100
24	**STOCK MARKET LOANS**	**703,976**	**100**	**705,575**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	703,976	100	705,575	100
26	**OTHER CURRENT LIABILITIES**	**86,236**		100 **120,278**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	33,095	28
58	OTHER CURRENT LIABILITIES WITHOUT COST	86,236	100	87,183	72
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**7,871**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	7,871	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**52,296**	**100**	**63,776**	
68	RESERVES	52,296	100	63,776	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,653,176)**		100 **(1,533,425)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,653,176)	(100)	(1,533,425)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(615,560)	(483,998)
73	PENSIONS FUND AND SENIORITY	52,296	63,776
74	EXECUTIVES (*)	68	82
75	EMPLOYERS (*)	2,651	2,639
76	WORKERS (*)	4,850	5,150
77	CIRCULATION SHARES (*)	119,318,290	119,318,290
78	REPURCHASED SHARES (*)	1,582,890	1,582,890

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,465,604**	**100**	**2,624,855**	**100**
2	COST OF SALES	1,911,837	78	2,046,807	78
3	**GROSS INCOME**	**553,767**	**22**	**578,048**	**22**
4	OPERATING	533,909	22	539,154	21
5	**OPERATING**	**19,858**	**1**	**38,894**	**1**
6	TOTAL FINANCING	17,769	1	37,958	1
7	**INCOME AFTER FINANCING COST**	**2,089**	**0**	**936**	**0**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,089**	**0**	**936**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	16,371	1	18,439	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(14,282)**	**(1)**	**(17,503)**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(14,282)**	**(1)**	**(17,503)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	45	0	9,777	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(14,327)**	**(1)**	**(27,280)**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES	(866)	0	(433)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(13,461)**	**(1)**	**(26,847)**	**(1)**
19	NET INCOME OF MINORITY INTEREST	(665)		4,119	0
20	**NET INCOME OF MAJORITY INTEREST**	**(12,796)**	**(1)**	**(30,966)**	**(1)**

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,465,604**	**100**	**2,624,855**	**100**
21	DOMESTIC	2,465,604	100	2,624,855	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**17,769**	**100**	**37,958**	**100**
24	INTEREST PAID	51,878	292	70,244	185
25	EXCHANGE LOSSES	263	1	809	2
26	INTEREST EARNED	2,672	15	5,665	15
27	EXCHANGE PROFITS	835	5	2,260	6
28	GAIN DUE TO MONETARY POSITION	(30,865)	(174)	(25,170)	(66)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**16,371**		100 **18,439**	100
32	INCOME TAX	11,371	69	8,966	49
33	DEFERED INCOME TAX	0	0	2,726	15
34	WORKERS' PROFIT SHARING	5,000	31	6,747	37
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,554,258	2,700,276
37	NET INCOME OF THE YEAR	(20,019)	(34,567)
38	NET SALES (**)	5,050,080	5,688,822
39	OPERATION INCOME (**)	(4,574)	(19,554)
40	NET INCOME OF MAYORITY INTEREST(**)	(103,873)	(85,052)
41	NET CONSOLIDATED INCOME (**)	(108,106)	(81,811)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(13,461)**	**(26,847)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	54,110	53,822
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**40,649**	**26,975**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(45,697)	(1,353)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(5,048)**	**25,622**
6	CASH FLOW FROM EXTERNAL FINANCING	(65,650)	(14,876)
7	CASH FLOW FROM INTERNAL FINANCING	0	(6,574)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(65,650)**	**(21,450)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,659)**	**(44,504)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(72,357)	(40,332)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	94,491	65,707
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	22,134	25,375

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**54,110**	**53,822**
13	DEPRECIATION AND AMORTIZATION FOR THE	43,552	46,032
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	7,595	5,570
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	2,963	2,220
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(45,697)**	**(1,353)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(5,429)	(26,193)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	67,241	95,430
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(6,452)	56,358
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(73,044)	(86,324)
22	+ (-) INCREASE (DECREASE) IN OTHER	(28,013)	(40,624)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(65,650)**	**(14,876)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	4,194
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(41,521)	(19,070)
28	(-) STOCK MARKET AMORTIZATION	(1,557)	0
29	(-) OTHER FINANCING AMORTIZATION	(22,572)	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(6,574)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	(729)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	(5,845)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,659)**	**(44,504)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(16,420)	(36,660)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	14,761	(7,844)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** **2002**
FAR BEN, S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(0.55)	%	(1.02)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(14.64)	%	(9.11)	%
3	NET INCOME TO TOTAL ASSETS (**)	(4.72)	%	(3.07)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(229.29)	%	(93.75)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.21	times	2.13	times
7	NET SALES TO FIXED ASSETS (**)	5.26	times	5.00	times
8	INVENTORIES ROTATION (**)	6.45	times	6.13	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	10	days	16	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.17	%	16.91	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	67.13	%	63.20	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.04	times	1.72	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.02	%	0.12	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.38	times	0.55	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.29	times	3.38	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.59	times	0.70	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.18	times	0.24	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.57	times	0.67	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.49	%	1.57	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	1.65	%	1.03	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.85)	%	(0.05)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.10)	times	0.36	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	69.35	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	30.65	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	989.75	%	82.37	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**
FAR BEN, S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.87)	$ (0.68)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.87)	$ (0.68)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.01
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.01)	$ 0.07
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.95	$ 7.82
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.38 times	1.21 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(2.58) times	(13.25) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INTERESES PAGADOS EN EL PERIODO ENERO - JUNIO DEL 2002 SON

UDI'S: 5,656,250

IMPORTE: $ 17,535,651

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**
FAR BEN, S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DROGUERIA BENAVIDES, S.A. DE C.V.	FARMACEUTICO	503,803,455	99.99	455,335	1,298,767
2 BENAVIDES DE MONTERREY, S.A. DE C.V.	FARMACEUTICO	23,613,847	99.99	28,607	93,658
3 BENAVIDES DE REYNOSA, S.A. DE C.V.	IMPORTADORA Y SERV. DE REPARTO	21,026,386	99.99	668	13,571
4 BENAVIDES DEL PACIFICO, S.A. DE C.V.	FARMACEUTICO	2,232,490	99.99	1,870	24,057
5 DROGUERIA Y FARMACIA EL FENIX	FARMACEUTICO	120	50.00	45,000	42,387
TOTAL INVESTMENT IN SUBSIDIARIES				**531,480**	**1,472,440**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**10,305**
T O T A L					**1,482,745**

NOTES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **2** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	24,074	7,506	16,568	130,043	44,019	102,592
MACHINERY	263,969	189,447	74,522	657,282	240,283	491,521
TRANSPORT EQUIPMENT	20,313	19,375	938	38,104	19,970	19,072
OFFICE EQUIPMENT	15,172	12,499	2,673	83,714	50,347	36,040
COMPUTER EQUIPMENT	117,195	110,260	6,935	158,782	159,422	6,295
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**440,723**	**339,087**	**101,636**	**1,067,925**	**514,041**	**655,520**
NOT DEPRECIATION ASSETS						
GROUNDS	49,186	0	49,186	255,603	0	304,789
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**49,186**	**0**	**49,186**	**255,603**	**0**	**304,789**
TOTAL	**489,909**	**339,087**	**150,822**	**1,323,528**	**514,041**	**960,309**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIBEVIDES
FAR BEN, S. A. DE C. V.

QUARTER: 2 YEAR: 2002

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANORTE	19/11/2002	11.17	1,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	27/07/2002	11.92	2,778	0	0	0	0	0	0	0	0	0	0	0	0	0
SERFIN	08/12/2002	9.40	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	07/05/2002	13.30	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**89,278**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
CASA DE BOLSA BANCOMER	09/05/2002	5.00	703,976	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**703,976**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDOR	30/11/2002	0.00	598,887	0	0	281	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**598,887**	**0**	**0**	**281**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES	30/11/2002		86,236	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**86,236**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			1,478,377	**0**	**0**	**281**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

TIPO DE CAMBIO UTILIZADO AL 30 DE JUNIO DEL 2002 ES 9.9568

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**

FAR BEN, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	166	1,552	0	0	1,552
TOTAL	**166**	**1,552**			**1,552**
NET BALANCE	**(166)**	**(1,552)**			**(1,552)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**393**	**3,913**	0	0	**3,913**
LIABILITIES POSITION	**28**	**281**			**281**
SHORT TERM LIABILITIES POSITION	28	281	0	0	281
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**365**	**3,632**			**3,632**

NOTES

TIPO DE CAMBIO UTILIZADO AL 30 DE JUNIO DEL 2002 ES 9.9568

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**
FAR BEN, S. A. DE C. V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	516,587	1,713,023	1,196,436	0.92	11,044
FEBRUARY	415,991	1,587,974	1,171,983	0.06	(753)
MARCH	(4,053,092)	(2,870,226)	1,182,866	0.51	6,050
APRIL	217,603	1,366,744	1,149,141	0.55	6,278
MAY	192,371	1,348,223	1,155,852	0.20	2,343
JUNE	352,829	1,501,147	1,148,318	0.49	5,599
ACTUALIZATION:	0	0	0	0.00	304
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**30,865**

NOTES

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**
FAR BEN, S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

a) La relación activo circulante a pasivo circulante no deberá ser menor a 1.0, durante la vigencia de la emisión.

b) La relación de pasivo total a capital contable, no deberá ser mayor a 1.50.

c) La relación de pasivos con costo a capital contable no deberá ser mayor de 0.80 veces.

d) La relación de utilidad de operación más depreciación, más partidas virtuales que no representen salidas de efectivo, a gastos financieros netos (intereses devengados menos intereses ganados), no deberá ser menor a 1.50 veces durante la vigencia de la emisión. Para el cálculo de esta limitante se deberán considerar los últimos 12 meses.

ACTUAL SITUATION OF FINANCIAL LIMITED

a) Relación activo circulante a pasivo circulante: 1.113

b) Relación pasivo total a capital contable: 2.042

c) Relación de pasivo con costo a capital contable: 1.055

d) Relación utilidad de operación más dep. más partidas virtuales a gastos financieros netos: 0.902

Constancia de las Obligaciones y/o pagarés de mediano plazo

Al cierre del Segundo Trimestre del 2002, no se cumplen con las limitaciones b), c) y d). A fin de dar cumplimiento con todas y cada una de las obligaciones, Far-Ben lleva un proceso que contemplan diversas alternativas tendientes a obtener una contribución de capital, con lo cual retornaría al cumplimiento de las obligaciones.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**
FAR BEN, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	148,989	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,361	0
LABORATORIOS	COMERCIO	358	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR: **2002**
FAR BEN, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	148,989	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,361	0
LABORATORIOS	COMERCIO	358	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACIA				1,330,666	53.97	VARIOS	PUBLICO GENERAL
PERFUMERIA				195,633	7.93	VARIOS	PUBLICO GENERAL
FOTOGRAFIA				215,858	8.75	VARIOS	PUBLICO GENERAL
ABARROTES				180,164	7.31	VARIOS	PUBLICO GENERAL
HIGIENICOS				141,379	5.73	VARIOS	PUBLICO GENERAL
DULCERIA				66,054	2.68	VARIOS	PUBLICO GENERAL
JUGETERIA				11,401	0.46	VARIOS	PUBLICO GENERAL
VARIEDADES				213,376	8.65	VARIOS	PUBLICO GENERAL
CAFETERIAS				11,189	0.45	VARIOS	PUBLICO GENERAL
VARIOS				99,884	4.05	VARIOS	PUBLICO GENERAL
TOTAL				2,465,604			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 423

Number of shares Outstanding at the Date of the NFEA: (Units) — 119,318,290

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

FISCAL EARNINGS	-20,019
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 435

Number of shares Outstanding at the Date of the NFEA: (Units) — 119,318,290

STOCK EXCHANGE COI **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI BEVIDES QUARTER: 2 YEAR: 2002
RAZON SOCIAL: **FAR BEN, S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **2** YEAR **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	40,000,000		40,000,000		40,000	
B		0		79,318,290	52,102,257	27,216,033		79,318
TOTAL			**40,000,000**	**79,318,290**	**92,102,257**	**27,216,033**	**40,000**	**79,318**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
119,318,290
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 2 X 1
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	1,582,890	10.85000	2.25000

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **2** YEAR **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. RENE ROMO CHAVEZ
GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA

C.P. DANIEL ESTRADA ARELLANO
GERENTE DE CONTRALORIA

MONTERREY, NL, AT JULY 30 OF 2002

CLAVE DE COTIZACION: BEVIDES FECHA: 30/07/200: 10:07

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: FAR BEN, S. A. DE C. V.
DO MICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY ,NL
TELEFONO: 01-81-81-50-77-00 EXT. 1227
FAX: 01-81-83-89-99-31 Y 32 **AUTOMATICO:** X
E-MAIL: inversionistas@benavides.com.mx
DIRECCION DE INTERNET: http://www.benavides.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: FBE911021CN8
DOMICILIO PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE: ING. VICTOR MANUEL TREVIÑO HERRERA
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY ,NL
TELEFONO: 01-81-81-50-77-00 EXT. 1227
FAX: 01-81-83-89-99-32

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC. ENRIQUE MOURET BENAVIDES
DOMICILIO: PINO SUAREZ 602 SUR INT. 501
COLONIA: CENTRO
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: 01-81-81-50-77-50
FAX: 01-81-83-89-99-83
E-MAIL: emouret@benavides.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: N/A
NOMBRE: N/A N/A N/A N/A
DOMICILIO: N/A
COLONIA: N/A
C. POSTAL: 64000
CIUDAD Y ESTADO: MONTERREY NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: BEVIDES FECHA: 30/07/200: 10:07

TELEFONO:	N/A
FAX:	N/A
E-MAIL:	N/A

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	LIC. ENRIQUE JAVIER VILLARREAL BACCO
DOMICILIO:	PINO SUAREZ 602 SUR INT.501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00
FAX:	01-81-81-50-77-00 EXT. 1152
E-MAIL:	evillarreal@benavides.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA
NOMBRE:	C. P. RENE ROMO CHAVEZ
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1150
FAX:	01-81-81-50-72-22 EXT.1152
E-MAIL:	rromo@benavides.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE CONTRALORIA
NOMBRE:	C. P. DANIEL ESTRADA ARELLANO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1180
FAX:	01-81-81-50-77-16 EXT. 1191
E-MAIL:	Destrada@benavides.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	COORDINADOR JURIDICO
NOMBRE:	LIC. JAVIER RODRIGUEZ LUCIO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1337
FAX:	01-81-81-50-77-00 EXT. 1152
E-MAIL:	JRLucio@benavides.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. ENRIQUE IGLESIAS ELIZONDO
DOMICILIO:	DANIEL ZAMBRANO N° 514

CLAVE DE COTIZACION: BEVIDES FECHA: 30/07/200: 10:07

COLONIA:	CHEPEVERA
C. POSTAL:	64030
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-83-33-99-85 AL 87
FAX:	01-81-83-33-99-85 AL 87
E-MAIL:	eiglesias@infosel.net.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE PLANEACION Y DESARROLLO
NOMBRE:	ING. VICTOR MANUEL TREVIÑO HERRERA
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT.1227
FAX:	01-81-83-89-99-32
E-MAIL:	vmtrevino@benavides.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE CONTRALORIA
NOMBRE:	C.P. DANIEL ESTRADA ARELLANO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1180
FAX:	01-81-81-50-77-16 EXT.1191
E-MAIL:	Destrada@benavides.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE CONTRALORIA
NOMBRE:	C.P. DANIEL ESTRADA ARELLANO
DOMICILIO:	PINO SUAREZ 602 SUR INT. 501
COLONIA:	CENTRO
C. POSTAL:	64000
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	01-81-81-50-77-00 EXT. 1180
FAX:	01-81-81-50-77-16 EXT. 1191
E-MAIL:	dcriollo@benavides.com.mx

STOCK EXCHANGE CODE: QUARTER: YEAR:
FAR BEN, S. A. DE C. V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INTERESES PAGADOS EN EL PERIODO ENERO - JUNIO DEL 2002 SON

UDI'S: 5,656,250

IMPORTE: $ 17,535,651

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.